Page 1 of 9

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 1)


MOTORCAR PARTS & ACCESSORIES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class
of Securities)

620071-10-0
(CUSIP Number of Class
of Securities)


Dohn L. Kalmbach
Berman, Kalmbach & Co.
International Corporate Center
Suite B203
Rye, New York 10580-1430
Telephone Number (914) 967-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the
statement      .
                                        Page 2 of 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Merrill C. Berman, S.S. No. ###-##-####

4.   Source of Funds

               PF, OO  (See Item 3)

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               132,500

8.   Shared Voting Power

               136,500

9.   Sole Dispositive Power

               132,500

10.  Shared Dispositive Power

               136,500

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               269,000

13.  Percent of Class Represented by Amount in Row (11)

               5.5

14.  Type of Reporting Person


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1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Dohn L. Kalmbach, S.S. No. ###-##-####

4.   Source of Funds

               PF

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               51,000

8.   Shared Voting Power

               40,000

9.   Sole Dispositive Power

               51,000

10.  Shared Dispositive Power

               40,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               91,000

13.  Percent of Class Represented by Amount in Row (11)

               1.9

14.  Type of Reporting Person


                                        Page 4 of 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Leland J. Kalmbach, S.S. No. ###-##-####

4.   Source of Funds

               PF

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               0

8.   Shared Voting Power

               20,000

9.   Sole Dispositive Power

               0

10.  Shared Dispositive Power

               20,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               20,000

13.  Percent of Class Represented by Amount in Row (11)

               0.4

14.  Type of Reporting Person

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Item 5.   Interest in Securities of the Issuer.

          The responses to Items 5(a) and 5(c) are hereby amended by deleting the entire text thereof and substituting the following:

          (a) The number of shares of Common Stock beneficially owned by each person identified in Item 2 hereof is:
[CAPTION]

                         Number of          Percentage
          Name            Shares             of Class
Dohn L. Kalmbach          51,000 (1)           1.05
Leland J. Kalmbach        20,000                .41
Merrill C. Berman        132,500 (2)           2.72
Scott Kalmbach            10,000                .20
Peter Kalmbach            10,000                .20
Valerie S. Kalmbach        2,000                .04
Allan I. Sandler          15,000                .31
Ellen B. Sandler Trust    15,000                .31
William Rotholz and
  Mrs. Rina Rotholz
  JTWROS                  15,000                .31
Richard Herman             4,000                .08
Lila Zimmerman             4,000                .08
Cynthia Brodsky            7,500                .15
Mary W. Ambrosio and
  Joseph J. Ambrosio
  JTWROS                  14,000                .29
Dalia Berman              38,000 (3)            .78
Ruth Pollen                1,000                .02
Mauricette Gottesman       9,000                .18
Andrew Bierig              3,000                .06
Peter Gottesman            3,000                .06
Eric P. Gottesman          3,000                .06
Melissa E. Gottesman       4,000                .08
Educational Opportunity
  Fund                     1,000                .02

Total                    362,000               7.42

______________________________
(1) Includes options to purchase 10,000 shares of Common Stock from a broker exercisable on or before August 12, 1997 at a price of $10.00 a share and options to purchase 27,000 shares of Common Stock from a broker exercisable on or before August 12, 1997 at a price of $10.00 a share.

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(2)  Includes options to purchase 90,000 shares of Common Stock from a broker exercisable on or before January 20, 1997 at a price of $11.125 a share and options to purchase 25,000 shares of Common Stock from a broker exercisable on or before August 12, 1997 at a price of $10.00 a share.

(3) Includes 6,000 shares held in the account of Merrill Berman and Mrs. Dalia Berman JTWROS.
                                        Page 7 of 9

          (c) During the past 60 days the only transactions in the Company's Common Stock effected by the persons identified in response to Item 2 were: (i) those set forth below, each of which was effected on the Nasdaq National Market with market makers in the Common Stock; and (ii) the following purchases which were effected through a broker: the purchase on August 12, 1996 by Merrill C. Berman of options to purchase 25,000 shares of Common Stock at an exercise price of $10.00 per share, which options were purchased for a price of $3.16 per share; the purchase on August 12, 1996 by Dohn L. Kalmbach of options to purchase 10,000 shares of Common Stock at an exercise price of $10.00 per share, which options were purchased for a price of $3.16 per share; and the purchase on August 12, 1996 by Dohn L. Kalmbach of options to purchase 27,000 shares of Common Stock at an exercise price of $10.00 per share, which options were purchased for a price of $3.42 per share.

                                        Page 8 of 9
[CAPTION]

                               Nature of     Number     Price per
     Name             Date    Transaction   of Shares     Share

Merrill C. Berman    8/22/96     Buy         1,000        11.750
Merrill C. Berman    8/22/96     Buy         1,000        11.625
Merrill C. Berman    8/23/96     Buy         1,000        11.750
Melissa E. Gottesman 8/26/96     Buy           500        12.500
Lila Zimmerman       8/26/96     Buy           500        12.500
Dalia Berman         8/26/96     Buy         1,000        12.625
Dalia Berman         8/26/96     Buy         1,000        12.500
William Rotholz
  Mrs. Rina Rotholz
  JTWROS             8/29/96     Buy         1,000        12.625
Mary W. Ambrosio
  Joseph J. Ambrosio
  JTWROS             8/29/96     Buy         1,000        12.625
Andrew Bierig        9/5/96      Buy         1,000        12.375
Merrill C. Berman    9/6/96      Buy         1,000        12.250
Cynthia Brodsky      9/6/96      Buy           500        12.375
William Rotholz
  Mrs. Rina Rotholz
  JTWROS             9/10/96     Buy         1,000        12.500
Scott Kalmbach       9/11/96     Buy         2,500        12.125
Peter Kalmbach       9/11/96     Buy         2,500        12.125
Scott Kalmbach       9/11/96     Buy         2,500        12.125
Peter Kalmbach       9/11/96     Buy         2,500        12.125
Leland J. Kalmbach   9/12/96     Buy         2,000        12.125
Dohn L. Kalmbach     9/12/96     Buy         8,000        12.125
Merrill C. Berman    9/13/96     Buy         3,000        12.000
Merrill C. Berman    9/13/96     Buy         1,000        12.125
Dalia Berman         9/13/96     Buy           500        12.000
Dalia Berman         9/13/96     Buy         4,000        12.125
Allan Sandler        9/13/96     Buy         1,000        12.125
Ellen B. Sandler
  Trust              9/13/96     Buy         1,000        12.125
Mary W. Ambrosio
  Joseph J. Ambrosio
  JTWROS             9/13/96     Buy         1,000        12.125
Dalia Berman         9/20/96     Buy         7,500        11.875
Merrill C. Berman    9/20/96     Buy         7,500        11.875

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Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September __, 1996

                              /S/ DOHN L. KALMBACH
                              Dohn L. Kalmbach


                              /S/ DOHN L. KALMBACH
                              Dohn L. Kalmbach
                              as Attorney-in-Fact
                              for Leland J. Kalmbach


                              /S/ MERRILL C. BERMAN
                              Merrill C. Berman